UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )



                         NOTIFY TECHNOLOGY CORPORATION
              ----------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.001
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   669 956 104
              ----------------------------------------------------
                                  (CUSIP Number

                                 MICHAEL S. FALK
                          COMMONWEALTH ASSOCIATES, L.P.
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 829-5839
              ----------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 23, 2004
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 16)

_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and/or any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 699 956 104            SCHEDULE 13D                 Page 2 of 16 Pages
--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       COMVEST VENTURE PARTNERS, LP (13-4124841)

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
          NUMBER OF
           SHARES              -------------------------------------------------
        BENEFICIALLY           8         SHARED VOTING POWER
          OWNED BY                       3,757,801
            EACH               -------------------------------------------------
          REPORTING            9         SOLE DISPOSITIVE POWER
           PERSON
            WITH               -------------------------------------------------
                               10        SHARED DISPOSITIVE POWER
                                         3,757,801
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,757,801
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.2%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 699 956 104          SCHEDULE 13D                   Page 3 of 16 Pages
--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       COMVEST MANAGEMENT LLC (06-1588640)
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
          NUMBER OF
           SHARES              -------------------------------------------------
        BENEFICIALLY           8         SHARED VOTING POWER
          OWNED BY                       3,757,801
            EACH               -------------------------------------------------
          REPORTING            9         SOLE DISPOSITIVE POWER
           PERSON
            WITH               -------------------------------------------------
                               10        SHARED DISPOSITIVE POWER
                                         3,757,801
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,757,801
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                   [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.2%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       OO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 699 956 104          SCHEDULE 13D                   Page 4 of 16 Pages
--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       COMMONWEALTH ASSOCIATES, L.P. (13-3467952)

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
          NUMBER OF
           SHARES              -------------------------------------------------
        BENEFICIALLY           8         SHARED VOTING POWER
          OWNED BY                       462,334
            EACH               -------------------------------------------------
          REPORTING            9         SOLE DISPOSITIVE POWER
           PERSON
            WITH               -------------------------------------------------
                               10        SHARED DISPOSITIVE POWER
                                         462,334
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       462,334
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.3%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 699 956 104            SCHEDULE 13D                 Page 5 of 16 Pages
--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       COMMMONWEALTH MANAGEMENT LLC (75-3096361)
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
          NUMBER OF
           SHARES              -------------------------------------------------
        BENEFICIALLY           8         SHARED VOTING POWER
          OWNED BY                       462,334
            EACH               -------------------------------------------------
          REPORTING            9         SOLE DISPOSITIVE POWER
           PERSON
            WITH               -------------------------------------------------
                               10        SHARED DISPOSITIVE POWER
                                         462,334
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       462,334
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.3%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 699 956 104            SCHEDULE 13D                 Page 6 of 16 Pages
--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       COMMONWEALTH ASSOCIATES GROUP HOLDINGS, LLC  (01-0622406)
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
          NUMBER OF
           SHARES              -------------------------------------------------
        BENEFICIALLY           8         SHARED VOTING POWER
          OWNED BY                       4,220,135
            EACH               -------------------------------------------------
          REPORTING            9         SOLE DISPOSITIVE POWER
           PERSON
            WITH               -------------------------------------------------
                               10        SHARED DISPOSITIVE POWER
                                         4,220,135
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,220,135
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       30.5%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       OO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 699 956 104            SCHEDULE 13D                 Page 7 of 16 Pages
--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       MICHAEL S. FALK (###-##-####)
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
          NUMBER OF                      149,214
           SHARES              -------------------------------------------------
        BENEFICIALLY           8         SHARED VOTING POWER
          OWNED BY                       4,220,135
            EACH               -------------------------------------------------
          REPORTING            9         SOLE DISPOSITIVE POWER
           PERSON                        149,214
            WITH               -------------------------------------------------
                               10        SHARED DISPOSITIVE POWER
                                         4,220,135
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,369,349
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       31.6%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 669 956 104           SCHEDULE 13D                 Page 8 of 16 Pages


ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.001 per share("Common Stock"), of Notify Technology Corporation (the "Issuer"). The address of the Issuer's principal executive office is 1054 S. De Anza Blvd., Suite 105, San Jose, California 95129.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed jointly by (a) Commonwealth Associates, L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking; (b) Commonwealth Management, LLC ("Commonwealth Management"), a limited liability company organized under the laws of Delaware and the general partner of Commonwealth, whose principal business is managing venture capital funds; (c) Commonwealth Associates Group Holdings, LLC ("CAGH"), a limited liability company organized under the laws of Delaware and the sole member of Commonwealth Management and ComVest Management, whose principal business is investing in securities; (d) ComVest Venture Partners LP ("ComVest"), a limited partnership organized under the laws of Delaware, whose principal business is investing in securities; (e) ComVest Management LLC ("ComVest Management"), a limited liability company organized under the laws of Delaware and the general partner of ComVest, whose principal business is investing in securities; and (f) Michael
S. Falk ("Falk"), an individual, the Chairman and principal member of CAGH and a managing member of each of Commonwealth Management and ComVest Management.

     Commonwealth, Commonwealth Management, ComVest, ComVest Management, CAGH, and Falk are the "Reporting Persons. In the Schedule 13D filed by Commonwealth on August 9, 2001, following the acquisition of the Preferred Stock, Placement Warrants and Agent Options, the Reporting Persons included Commonwealth Associates Management Company, Inc. ("CAMC"), Robert Priddy ("Priddy") and RMC Capital, LLC ("RMC"). At the time of the filing of the Schedule 13D on August 9, 2001, CAMC was the general partner of Commonwealth and was the sole member of ComVest Management and Priddy was a manager of ComVest Management and Chairman and principal member of RMC. CAMC is no longer the general partner of Commonwealth and Priddy is no longer a manager of ComVest Management. Therefore, such individuals are no longer included as Reporting Persons hereunder.

     All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2 is 830 Third Avenue, New York, New York 10022.

     During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On July 23, 2004, all of the holders of the Issuer's Series A Convertible Redeemable Preferred Stock (the "Preferred Stock") exercised their right to require the Issuer to redeem (the "Redemption") their shares of Preferred Stock. The Redemption right permitted the holders of Preferred Stock to require the Issuer to redeem their shares of Preferred Stock for cash or in exchange for shares of Common Stock at a conversion price of $.50 per share, resulting in 20 shares of Common Stock being issued for each

CUSIP NO. 669 956 104           SCHEDULE 13D                  Page 9 of 16 Pages


outstanding share of Preferred Stock. On July 23, 2004, an aggregate of 461,000 shares of Preferred Stock (representing 100% of the issued and outstanding shares of Preferred Stock) were presented for redemption in exchange for the issuance of an aggregate of 9,220,000 shares of Common Stock.

     As previously reported in the Schedule 13D filed by Commonwealth on August 9, 2001, the Redemption right was granted in connection with the initial sale of the Preferred Stock in July 2001 through a private placement (the "Placement"). In the Placement, the Issuer sold units ("Units") at a price of $100,000 per unit. Each Unit consisted of 10,000 shares of Preferred Stock and warrants to purchase 35,000 shares of Common Stock at an exercise price of $1.00 per share (the "Placement Warrants").

     As previously reported in the Schedule 13D filed by Commonwealth on August 9, 2001, Commonwealth acted as placement agent to the Issuer in connection with the Placement pursuant to a Agency Agreement with the Issuer (the "Agency Agreement"). As compensation for services rendered to the Issuer in connection with the Placement, Commonwealth was issued seven-year Unit Purchase Options to purchase Units at a price of $100,000 per Unit (the "Agents Options"). Certain of the Agents Options were distributed by Commonwealth to ComVest and to certain employees of Commonwealth, including Falk and Rosenbloom. Commonwealth disclaims beneficial ownership of the Agents Options it distributed to other persons, including the Reporting Persons. In addition, in consideration of ComVest's commitment to invest in the Placement the difference between $5,000,000 and the aggregate amount of money invested by all other investors in the Placement, the Issuer issued ComVest seven-year warrants to purchase Common Stock at a price of $1.00 per share (the "ComVest Warrant"). ComVest invested $1,400,000 in the Placement. The source of the funds for the purchase was working capital of ComVest.

ITEM 4. PURPOSE OF TRANSACTION.

     On July 23, 2004, the holders of Preferred Stock exercised their right to require the Issuer to redeem their shares of Preferred Stock in exchange for the receipt by such holders of shares of Common Stock at a conversion price of $.50 per share. The Redemption resulted in 20 shares of Common Stock being issued for each outstanding share of Preferred Stock. On July 23, 2004, an aggregate of 461,000 shares of Preferred Stock (representing 100% of the issued and outstanding shares of Preferred Stock) were presented for redemption in exchange for the issuance of an aggregate of 9,220,000 shares of Common Stock. The shares of Common Stock issued to the Reporting Persons in the Redemption of the shares of Preferred Stock were acquired solely for investment purposes and not for the purpose of acquiring control of the Issuer.

     As previously reported in the Schedule 13D filed by Commonwealth on August 9, 2001, the Placement Warrants were acquired to make a profitable investment and not for the purpose of acquiring control of the Issuer, and the Agency Options were acquired as compensation for services rendered to the Issuer, solely for investment purposes and not for the purpose of acquiring control of the Issuer. Pursuant to the Agency Agreement, Commonwealth has appointed one director to the Issuer's Board of Directors. Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

CUSIP NO. 669 956 104           SCHEDULE 13D                Page 10 of 16 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) ComVest may be deemed to be the beneficial owner of an aggregate of 3,757,801 shares of Common Stock, representing approximately 27.2% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 118,151 shares of Common Stock upon exercise of the ComVest Warrant, (ii) 2,800,000 shares of Common Stock issued in connection with the Redemption upon surrender of 140,000 shares of Preferred Stock, (iii) 490,000 shares of Common Stock upon exercise of the Placement Warrants, and (iv) 349,650 shares of Common Stock which are issuable upon the conversion and exercise of the Preferred Stock and Placement Warrants issuable upon the exercise of the Agents Options distributed to ComVest by Commonwealth.

     ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 3,757,801 shares of Common Stock, representing approximately 27.2% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

     Commonwealth may be deemed to be the beneficial owner of an aggregate of 462,334 shares of Common Stock, representing approximately 3.3% of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon the conversion and exercise of the Preferred Stock and Placement Warrants issuable upon the exercise of the Agents Options owned by Commonwealth.

     Commonwealth Management, as the general partner of Commonwealth, may be deemed to beneficially own the 462,334 shares of Common Stock, representing 3.3% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

     CAGH, as the sole member of each of ComVest Management and Commonwealth Management, may be deemed to be the beneficial owner of an aggregate of 4,220,135 shares of Common Stock, representing approximately 30.5% of the issued and outstanding shares of Common Stock of the Issuer, consisting of the following: (i) the 3,757,801 shares of Common Stock, representing approximately 27.2% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest (of which ComVest Management is the general partner), and (ii) the 462,334 shares of Common Stock, representing approximately 3.3% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth (of which Commonwealth Management is the general partner).

     Falk may be deemed to be the beneficial owner of an aggregate of 4,369,349 shares of Common Stock, representing approximately 31.6% of the issued and outstanding shares of Common Stock of the Issuer, consisting of the following:
(i) the 462,334 shares beneficially owned by Commonwealth, which Falk may be deemed to beneficially own by virtue of the fact that Falk is the Chairman and principal member of CAGH (the sole member of Commonwealth Management) and a managing member of Commonwealth Management (the general partner of Commonwealth), (ii) the 3,757,801 shares beneficially owned by ComVest, which Falk may be deemed to beneficially own by virtue of the fact that Falk is the Chairman and principal member of CAGH (the sole member of ComVest Management), and (iii) 149,214 shares of Common Stock issuable upon the conversion and exercise of the Preferred Stock and Placement Warrants issuable upon exercise of Agents Options distributed to Falk by Commonwealth. In his capacity as Chairman and principal member of CAGH (the sole member of each of Commonwealth Management and ComVest Management), and as managing member of Commonwealth Management (the general partner of Commonwealth) and managing member of ComVest Management (the general partner of ComVest). Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

CUSIP NO. 669 956 104           SCHEDULE 13D                Page 11 of 16 Pages


     (b)  Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

           Name                                      Number of Shares
           Michael S. Falk                           149,214 shares

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

     (i) ComVest, ComVest Management, CAGH and Falk may be deemed to share such voting and disposition powers with respect to the 3,757,801 shares of Common Stock beneficially held by ComVest.

     (ii) Commonwealth, Commonwealth Management, CAGH and Falk may be deemed to share such voting and disposition powers with respect to the 462,334 shares of Common Stock beneficially held by Commonwealth.

     (c) As more fully described above, ComVest acquired the Common Stock in connection with the Redemption upon surrender of its shares of Preferred Stock on July 23, 2004.

     (d) Not applicable.

     (e) CAMC ceased to be the beneficial owner of any shares of the Issuer on or about September 30, 2002, when it ceased to be the general partner of Commonwealth and a member ComVest Management. Priddy ceased to be the beneficial owner of any shares of the Issuer on or about March 2002, when he resigned as manager of ComVest Management.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer other than the Agency Agreement described in the Schedule 13D filed by Commonwealth on August 9, 2001.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     (i) Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

CUSIP NO. 669 956 104           SCHEDULE 13D                Page 12 of 16 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2004                    Commonwealth Associates, L.P.

                                           By: /s/  Anthony Giardina
                                           --------------------------
                                           Name:   Anthony Giardina
                                           Title:  President

Dated: July 28, 2004                    Commonwealth Management, LLC

                                           By: /s/ Michael S. Falk
                                           ------------------------------
                                           Name:  Michael S. Falk
                                           Title: Managing Member

Dated: July 28, 2004                    Commonwealth Associates Group
                                           Holdings, LLC

                                        By: /s/ Michael S. Falk
                                        ---------------------------------------
                                        Name:  Michael S. Falk
                                        Title: Chairman


Dated: July 28, 2004                    ComVest Venture Partners, LP

                                          By: ComVest Management, LLC, its
                                              general partner

                                          By: /s/ Michael S. Falk
                                          --------------------------------
                                          Name:  Michael S. Falk
                                          Title: Managing Member

CUSIP NO. 669 956 104           SCHEDULE 13D                Page 13 of 16 Pages

Dated: July 28, 2004                    ComVest Management, LLC

                                           By: Commonwealth Associates Group
                                               Holdings, LLC, its sole member

                                               By: /s/ Michael S. Falk
                                               ---------------------------------
                                               Name: Michael S. Falk
                                               Title:   Managing Member


Dated:  July 28, 2004                    _______________________________________
                                         Michael S. Falk, individually

CUSIP NO. 669 956 104           SCHEDULE 13D                Page 14 of 16 Pages


                                  EXHIBIT INDEX

1.    Joint Filing Agreement

CUSIP NO. 669 956 104           SCHEDULE 13D                Page 15 of 16 Pages


                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Notify Technology Corporation, and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: July 28, 2004                    Commonwealth Associates, L.P.

                                           By: /s/  Anthony Giardina
                                           --------------------------
                                           Name:   Anthony Giardina
                                           Title:  President

Dated: July 28, 2004                    Commonwealth Management, LLC

                                           By: /s/ Michael S. Falk
                                           ------------------------------
                                           Name:  Michael S. Falk
                                           Title: Managing Member

Dated: July 28, 2004                    Commonwealth Associates Group
                                           Holdings, LLC

                                        By: /s/ Michael S. Falk
                                        ---------------------------------------
                                        Name:  Michael S. Falk
                                        Title: Chairman


Dated: July 28, 2004                    ComVest Venture Partners, LP

                                          By: ComVest Management, LLC, its
                                              general partner

                                          By: /s/ Michael S. Falk
                                          --------------------------------
                                          Name:  Michael S. Falk
                                          Title: Managing Member

CUSIP NO. 669 956 104           SCHEDULE 13D                Page 16 of 16 Pages


Dated: July 28, 2004                    ComVest Management, LLC

                                           By: Commonwealth Associates Group
                                               Holdings, LLC, its sole member

                                               By: /s/ Michael S. Falk
                                               ---------------------------------
                                               Name: Michael S. Falk
                                               Title:   Managing Member


Dated:  July 28, 2004                    _______________________________________
                                         Michael S. Falk, individually